JPMorgan Chase & Co.

Filed Pursuant to Rule 433

Registration No.333-146731
Dated: March 27, 2009

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.'s Floating Rate Guaranteed Notes due 2011 described under "Description of the Notes" in the Prospectus Supplement, subject to completion, dated March 25, 2009 to the Prospectus dated October 16, 2007.
Issuer:	JPMorgan Chase & Co.
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Security:	Floating Rate Guaranteed Notes due 2011
Guarantee:

The Notes are guaranteed under the FDIC's Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC's regulations, 12 CFR Part 370, and the FDIC's website, www.fdic.gov/tlgp. The expiration date of the FDIC's guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Expected Issue Ratings: (Moody's/S&P/Fitch)	Aaa/AAA/AAA
Currency:	USD
Size:	$400,000,000
Offering Type:	SEC Registered Senior
Maturity:	April 1, 2011
Coupon:	Three-Month LIBOR plus 13bps
Re-offer Spread to Index:	Three-Month LIBOR plus 12.809bps
Price to Public:	100% of face amount, plus accrued interest from March 30, 2009
Proceeds (Before Expenses) to Issuer:	$399,000,000 (99.75%)
Accrued Interest:	$15,132
Total Proceeds and Accrued Interest:	$399,015,132
Day Count Convention:	Actual/360
Interest Payment Dates:	January 1, April 1, July 1 and October 1 of each year, commencing July 1, 2009
Record Date:	The second business day before each interest payment date
Reset Frequency:	Quarterly
Payment Frequency:	Quarterly
Trade Date:	March 27, 2009
Settlement Date:	March 31, 2009 (T+2)
Denominations	$2,000 x $1,000
CUSIP:	481247AL8 / US481247AL83
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	Blaylock Robert Van, LLC The Williams Capital Group, L.P.

Reopening: The notes are offered as part of a reopening of a series of notes to be issued March 30, 2009, as provided in the Prospectus Supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes to be issued March 30, 2009, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes issued March 30, 2009.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the Notes. Before you invest, you should read this term sheet, the registration statement, prospectus, prospectus supplement, and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information regarding the FDIC guarantee, JPMorgan Chase & Co., and this offering. You can get the documents that JPMorgan Chase & Co. has filed with the SEC relating to this offering without cost by visiting the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and supplemental prospectus if you request them by calling collect 1-212-834-4533.